Park-Ohio Holdings Corp.
6065 Parkland Boulevard
Cleveland, Ohio 44124

June 16, 2016

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn:     Pamela Long, Assistant Director, Office of Manufacturing and Construction
Frank Pigott, Staff Attorney

Re:     Park-Ohio Holdings Corp.
Registration Statement on Form S-3 (Registration No. 333-211906)

Ladies and Gentlemen:

On behalf of Park-Ohio Holdings Corp. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, that the effective time of the Registration Statement on Form S-3 (File No. 333-211906) (the “Registration Statement”) of the Company be accelerated to 10:00 a.m. on Monday, June 20, 2016, or as soon as practicable thereafter. The Company respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.

In connection with such request, the undersigned, on behalf of the Company, hereby acknowledges the following:

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should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Michael J. Solecki at Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

PARK-OHIO HOLDINGS CORP.

                        By: /s/ Robert D. Vilsack
                         Name: Robert D. Vilsack
Title: Secretary and General Counsel

cc: Michael J. Solecki, Esq.

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